Exhibit 99.1

Alpha Tau Receives FDA Approval to
Initiate a Trial for Patients with Locally
Recurrent Prostate Cancer

- FDA approval marks Alpha Tau’s fifth simultaneous active U.S. IDE as the Company expands Alpha DaRT’s reach into recurrent prostate cancer -

JERUSALEM, December 2, 2025 – Alpha Tau Medical Ltd. (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that the FDA has approved an Investigational Device Exemption (IDE) application to initiate a pilot study for the treatment of patients with locally recurrent prostate cancer using the Company’s Alpha DaRT technology.

“We are excited to bring the Alpha DaRT technology to prostate cancer patients in the U.S.,” said Dr. Robert B. Den, Alpha Tau Chief Medical Officer. “According to the National Cancer Institute, over 300,000 new cases of prostate cancer will be diagnosed in 2025, and clinical literature indicates that up to 15% of patients treated with external beam radiation therapy can develop local recurrence within 15 years of treatment. We look forward to exploring Alpha DaRT as a new local salvage therapy for patients with recurrent prostate cancer, as an alternative to systemic androgen deprivation therapy.”

The clinical trial is expected to enroll up to 12 U.S. patients with locally recurrent prostate cancer who have demonstrated biochemical recurrence by the Phoenix definition (a rise of PSA levels by 2 ng/mL from the PSA nadir). The primary objective of the study is to evaluate the safety of the treatment, following the Company’s promising results from clinical study treatments in Israel, and the secondary objective of the study is to evaluate the efficacy of Alpha DaRT as assessed by biochemical and clinical evaluation of disease progression as well as overall survival.

“With this IDE approval, our fifth in the U.S. currently active, Alpha Tau continues to broaden its reach in the U.S. across a range of tumor types. We have repeatedly heard the demand from clinicians and patients who want a new, focused alpha-radiation based local salvage therapy for prostate cancer, and are eager to explore the benefits that Alpha DaRT may bring to recurrent prostate cancer patients, who currently face a number of poor available alternatives,” added Alpha Tau Chief Executive Officer Uzi Sofer.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT® for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to the clinical trial, including expected enrollment and goals, expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com